

Mail Stop 3233

December 10, 2015

Via E-mail
Mr. David Oston
Chief Financial Officer
Five Oaks Investment Corp.
540 Madison Avenue, 19th Floor
New York, NY 10022

> **Re:** **Five Oaks Investment Corp.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 1-35845**
>
> **Form 10-Q for the quarterly period ended September 30, 2015**
> **Filed November 9, 2015**
> **File No. 1-35845**

Dear Mr. Oston:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

General

1.   We note that you have indicated on the cover page that you are an accelerated filer and that your filing only includes two years of selected financial data and statements of operations, comprehensive income, stockholders' equity and cash flows. Please explain to us how you complied with the requirements in accordance with Items 301(a) and 303(A)(3)(iv) of Regulation S-K and the financial statement requirements in accordance with Rules 3-02 and 3-04 of Regulation S-X.

2.   Please tell us how you complied with Rule 12-29 of Regulation S-X, or tell us how you determined it was unnecessary to provide Schedule IV for your investments in mortgage loans on real estate.

Capital Allocation, page 78

3.   We note that you present allocated capital by investment type, which appears to be a non-GAAP presentation. Please explain to us how your disclosure provides all of the information required by Item 10(e) of Regulation S-K. Specifically, management should disclose the reasons they believe the non-GAAP measure provides useful information to investors and the additional purposes, if any, for which management uses the non-GAAP measure.

Contractual Obligations and Commitments, page 87

4.   Please tell us how you determined it was unnecessary to present one contractual obligations table for all of your repurchase agreements. Further, tell us how you determined it was not necessary to include your multi-family securitization debt obligations, residential securitized debt obligations, and related interest expense within your contractual obligations table. Within your response, please refer to Item 303 of Regulation S-K.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 98

5.   We note that management assessed its internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework. Please tell us and revise future filings to disclose whether you applied the 1992 or 2013 COSO framework in your assessment. Reference is made to Item 308(a)(2) of Regulation S-K.

Consolidated Statements of Comprehensive Income (Loss), page F-5

6.   We note that columns for years ended December 31, 2014 and 2013 are labeled as unaudited. Please clarify for us if the consolidated statements of comprehensive income included are audited by an independent registered public accounting firm.

Form 10-Q for the quarterly period ended September 30, 2015

Note 12 – MSRs, page 40

7.   We note you have determined that you are not the primary beneficiary of OAKS Mortgage Trust 2015-1. Please tell us how you made that determination. Within your

response, please reference the authoritative accounting literature management relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities